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                                                               [LOGO] MetLife(R)

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10066

July 30, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  First MetLife Investors Variable Annuity Account One
     First MetLife Investors Insurance Company
     File Nos. 333-96775 and 811-08306
     SEC Accession No. 0001193125-12-257309
     Form AW - Withdrawal of amendment to a registration statement filed under the Securities Act

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("1933 Act"), First MetLife Investors Insurance Company (the "Depositor") and First MetLife Investors Variable Annuity Account One (the "Registrant") hereby request withdrawal of Registrant's Post-Effective Amendment No. 30 under the 1933 Act and Amendment No. 292 under the Investment Company Act of 1940, as amended, to the above-referenced registration statement filed on June 1, 2012 (SEC Accession No. 0001193125-12-257309) (the "Amendment") for Depositor's Class A variable annuity contracts.

If you have any questions regarding this matter, please contact Tom Conner of Reed Smith, LLP at (202) 414-9208.

Sincerely,

First MetLife Investors Insurance Company


/s/ Karen A. Johnson
----------------------------
Karen A. Johnson
Vice President

First MetLife Investors Variable Annuity Account One

By: First MetLife Investors Insurance Company


/s/ Karen A. Johnson
----------------------------
Karen A. Johnson
Vice President

CC:  W. Thomas Conner, Esq.
     Michele H. Abate, Esq.